Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

1.

Name of corporation

Iron Link Ltd.

2. The articles have been amended as follows (provide article numbers, if available):

First: The name of the corporation is Wave Uranium Holding.

3. The vote by which the stockholders holding shares in the corporation entitling the to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the providers of the* articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required) X     Cody L. Johnson__